Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-165057

September 2, 2010

Gold market overview

Why invest in gold?

During periods where there are economic concerns or when the market has fallen substantially, gold has historically been perceived by investors as a potential safe haven and store of value. Some investors may also look to gold as providing a hedge against inflation concerns or a weakening dollar. Gold has historically shown little to no correlation with major asset classes, including commodities (Table 1). As a result, a small allocation to gold may help improve the diversification, and potentially the risk/return trade-off of investment portfolios.

Prior to the iShares Gold Trust, how could investors gain exposure to gold?

Institutional investors have historically been able to gain exposure to gold through futures contracts, provided they were not restricted from using derivatives. Retail investors have generally been more restricted, able to purchase individual mining stocks and also precious metals mutual funds. Other available alternatives for exposure to gold—bullion, jewelry, coins, gold certificates—generally are not as liquid as holding a security, and may be impractical or costly to store and/or buy.

How is gold traded and priced?

Unlike traditional equity securities, physical gold does not trade on an exchange. Rather, there are three primary pricing processes to determine the price of gold: 1) New York Standard, which uses futures contracts that trade on the COMEX exchange in New York; 2) the London Fix, which matches all London buy and sell orders twice daily; and 3) many institutional firms have established gold bullion trading desks.

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New York Standard: During regular trading hours at the COMEX futures exchange, the gold futures contracts are traded through open outcry—a verbal auction in which all bids, offers and trades must be publicly announced to all members. The prices at which each commodity trades throughout the day serve as world benchmarks. They are immediately transmitted around the world by a wide variety of price-reporting services under arrangement with the exchange.

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COMEX Pricing: The COMEX daily settlement price for each gold futures contract is established by a subcommittee of COMEX members shortly after the close of trading in New York. That settlement price for the most active futures contract month is the average, rounded off to the nearest multiple of ten cents, of the highest and lowest price of the trades for that contract month reported during the last one minute of trading prior to the close of the market.

Table 1: Portfolio diversification 10-year correlations as of 5/31/10

	Gold	US Large Cap	US Small Cap	Developed International	Emerging Markets	US Fixed Income	Commodities
Gold	1.00	0.05	0.04	0.20	0.27	0.29	0.30

Sources: Bloomberg, S&P, MSCI, Barclays Capital and BlackRock. 10-year correlations based on monthly returns, as of 5/31/10. Gold: COMEX Gold Spot Settlement Price; US Large Cap: S&P 500® Index; US Small Cap: S&P 600 Index; Developed International: MSCI EAFE Index; Emerging Markets: MSCI Emerging Markets Index; US Fixed Income: Barclays Capital U.S. Aggregate Bond Index; Commodities: S&P GSCI® Total Return Index.

2	Frequently Asked Questions about iShares Gold Trust

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London Fix: The London Bullion Market Association (LBMA) fixes the London spot price of gold twice daily (the AM and PM London time). Formal participation in the London Fix is traditionally limited to five members, each of which is a bullion dealer and a member of the LBMA.

The iShares Gold Trust uses the COMEX settlement price for the spot month gold futures contract for calculating its daily net asset value.

How does gold trade on futures exchanges?

The most significant gold futures exchanges are the COMEX, operated by the Commodities and Metals Exchange, Inc., a subsidiary of the CME Group; and the Tokyo Commodity Exchange. Futures exchanges seek to provide a neutral, regulated marketplace for the trading of derivatives contracts for commodities. Futures contracts are defined by the exchange for each commodity. For each commodity traded, this contract specifies the precise quality and quantity standards, as well as the location and timing of physical delivery. An exchange does not buy or sell the contracts, but seeks to offer a transparent forum where members can trade the contracts in a safe, efficient and orderly manner.

During regular trading hours at COMEX, the gold futures contracts are traded through open outcry—a verbal auction in which all bids, offers and trades must be publicly announced to all members. Electronic trading is offered by the exchange after regular market hours. Except for brief breaks to switch between open outcry and electronic trading in the US evening and morning, gold futures are expected to trade almost 24 hours a day, five business days a week.

How does the over-the-counter (OTC) gold market work?

The OTC gold market includes spot, forward and option, and other derivative transactions conducted on a principal-to-principal basis. While this is a global, 24-hour market, its main centers are London (the largest venue), New York and Zurich. Nearly all OTC market trades are cleared through London. In addition to coordinating market activities, the London Bullion Market Association (LBMA) acts as the principal point of contact between the OTC market and its regulators. Members of the London bullion market typically trade with each other and with their clients on a principal-to-principal basis. All risks, including those of credit, are between the two parties to an OTC transaction. This distinguishes an OTC market from an exchange traded environment. Formal participation in the London Fix is traditionally limited to five members, each of which is a bullion dealer and a member of the LBMA. (See Appendix for a more detailed description of the Fixing process.)

iShares Gold Trust overview

Why invest in the iShares Gold Trust?

The iShares Gold Trust provides a simple and cost-effective way to gain access to the gold market. The objective of the Trust is for the value of its shares to reflect, at any given time, the price of gold owned by the Trust at that time, less the Trust’s expenses and liabilities. Investors who previously had difficulty purchasing, storing or insuring gold—or who may have been prohibited from holding physical commodities or derivatives—may now invest in shares that track the price of gold. Although an investment in shares of the Trust is not the exact equivalent of an investment in gold, it provides investors with an alternative that allows a level of participation in the gold market through the securities market. Shares of the Trust may be traded, borrowed and shorted,1 and settle into—and can be transferred between—any brokerage account.

What are the relevant ticker symbols of the Trust?

Trading symbol	IAU
IOPV symbol	IAU.IV
NAV symbol	IAU.NV

What is the sponsor’s fee of the Trust?

The sponsor’s fee is 25 basis points (0.25%) of the net asset value (NAV) of the Trust.

What does the Trust seek to track?

The objective of the Trust is for the value of the shares to reflect, at any given time, the price of gold owned by the Trust at that time, less the Trust’s expenses and liabilities. The Trust’s gold is currently valued on each business day, as soon as practicable after 4:00 p.m. ET, on the basis of that day’s announced COMEX settlement price for spot month gold futures contract.

What does the Trust hold?

The Trust holds gold bullion, which is held by the custodians on behalf of the Trust.

What are the gold bar standards for the Trust?

The Trust will accept gold that meets COMEX or The London Bullion Market Association (LBMA) standards, which mandate the gold must be 99.5% pure. The Trust will only accept delivery of gold that meets COMEX or LBMA standard in creation basket size (50,000 shares) from Authorized Participants. The Trust may take delivery of qualifying gold in any of its custodians’ approved facilities in the New York City area, London, Montreal or Toronto.

1.	With short sales, you risk paying more for a security than you received from its sale.

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Does the Trust hold any cash?

From time to time the Trust may sell gold and use the proceeds from the sale of gold to pay expenses of the Trust.

Does the Trust hold allocated gold or unallocated gold?

The Trust holds fully allocated gold daily, and does not allow issuance of shares on unallocated amounts.

How often is the Trust inspected?

The Trust will have physical inspections conducted twice each calendar year. Vault Inspection Certificates showing the results of independent physical inspections of the Trust are available on www.iShares.com.

Does the Trust lend or have the ability to lend gold from the portfolio?

No. The custodial agreements do not allow lending, and the Trust does not lend gold from the portfolio.

Does the iShares Gold Trust seek to track an index?

The iShares Gold Trust does not seek to track an index. The objective of the Trust is for the value of the shares to reflect, at any given time, the price of gold owned by the Trust at that time, less the Trust’s expenses and liabilities.

Is there a portfolio manager?

The Trust is not actively managed. It does not engage in any activities designed to obtain a profit from, or to ameliorate losses caused by, changes in the price of gold.

iShares Gold Trust trading

Do the Trust’s shares have the same trading flexibility as those of other exchange traded products?

Yes, shares of the Trust are listed on the NYSE Arca and trade like traditional equities, allowing investors to place market, limit or stop-loss orders for Trust shares. Additionally, the Trust’s shares may be shorted.2 Shares of the iShares Gold Trust are bought and sold at market price on the secondary market (not net asset value [NAV]). Brokerage commissions will reduce returns. Although shares of the iShares Gold Trust may be bought or sold on the exchange through any brokerage account, shares are not redeemable except by Authorized Participants in large aggregated units called “baskets.”

How do the primary market transactions

(Creation/Redemption) work?

The Trust issues and redeems baskets of shares on a continuous basis (a basket equals 50,000 shares). Baskets of shares will only be issued or redeemed in exchange for an amount of gold having a value equal to the aggregate NAV of the number of shares in the baskets being created or redeemed. No shares will be issued until the custodians have allocated the corresponding amount of gold to the Trust’s account. Baskets may be created or redeemed only by Authorized Participants, who pay the trustee a transaction fee for each order to create or redeem baskets.

Does the Trust calculate NAV?

The trustee calculates the Trust’s net asset value (NAV) each business day. As stated earlier, the Trust’s NAV is currently calculated using the price of gold according to the COMEX settlement price for the spot month gold futures contract announced on the day the calculation takes place.

Once the value of the gold has been determined, the trustee subtracts all accrued fees (other than the fees to be computed by reference to the value of the Trust or its assets), expenses and other liabilities of the Trust from the total value of the gold and all other assets of the Trust. The resulting figure is the adjusted NAV of the Trust, which is used to compute all fees (including the trustee’s and the sponsor’s fees) which are calculated from the value of the Trust’s assets.

To determine the net asset value of the Trust, the trustee subtracts from the adjusted NAV of the Trust the amount of accrued fees computed from the value of the Trust’s assets. The trustee also determines the NAV per share by dividing the net asset value of the Trust by the number of the shares outstanding at the time the computation is made.

How are shares of the Trust priced during the trading day?

During trading hours the exchange publishes national best bid and best offer for shares of the Trust. These prices indicate the level of supply and demand for the shares traded on the exchange by the specialist and market makers in the product. The exchange also disseminates executed trades on the consolidated tape. We expect the exchange price to be in line with the Indicative Optimized Portfolio Value (IOPV).

2.	With short sales, you risk paying more for a security than you received from its sale.

4	Frequently Asked Questions about iShares Gold Trust

Does the Trust’s share price always reflect the price of gold?

The iShares Gold Trust shares carry certain risk characteristics of other equity securities, including possible loss of principal. Because shares of the Trust are created to reflect the price of the gold held by the Trust, the market price of the shares is unpredictable as the price of gold has historically been. The market price received upon the sale of the shares may be more or less than the value of the gold represented by the shares. Brokerage commissions will reduce returns. Also, if an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares.

Is there a difference between the spot settlement price and the London PM Fix?

The COMEX spot settlement price is determined from the input of COMEX member firms; the spot price for gold is determined daily by the five member firms of the London Fix. Despite the differing pricing processes and New York/London time difference, the prices of gold as measured by the two pricing methods have had a historical correlation of 0.9866 for the three year period ending May 31, 2010 (Source: Bloomberg).

iShares Gold Trust:

Administration/legal structure

What is the legal structure of the iShares Gold Trust?

The iShares Gold Trust is a grantor trust for US tax purposes that is governed by New York law. The Trust issues shares representing fractional undivided beneficial interests in the Trust’s net assets.

Is the iShares Gold Trust registered under the Investment Company Act of 1940?

No, the Trust is not registered under the Investment Company Act of 1940 (“1940 Act”), which means that the Trust is not regulated in the same way as a mutual fund, and does not have certain protections afforded by such registration.

What are some of the differences between the 1933 Act and the 1940 Act that impact the Trust?

The Trust is regulated and files periodic financial reports in a manner similar to publicly traded US companies. There are some specific protections in the 1940 Act, such as prohibitions on dealing with affiliates, the requirement of an independent board of directors, requirements for diversification and other matters, that do not apply to the Trust.

Is the iShares Gold Trust a unit investment trust?

No. The iShares Gold Trust is structured as a grantor trust for US tax purposes that is governed by New York law.

Who are the sponsor, custodian and trustee of the Trust?

The sponsor of the iShares Gold Trust is BlackRock Asset Management International Inc. (“BAMII”), the trustee is The Bank of New York Mellon, and the custodian is JPMorgan Chase Bank, N.A., London Branch.

Is the Trust a commodity pool for purposes of the Commodity Exchange Act?

No, BAMII is not subject to regulation by the Commodity Futures Trading Commission as a commodity pool operator with respect to the Trust, and the Trust does not have certain protections afforded by such regulation.

Is there a maximum percentage of outstanding Trust shares that can be held by any one entity?

No. There is no express maximum ownership limit stated in the Trust documents. Because the Trust is not registered under the 1940 Act, 1940 Act-affiliated transaction rules do not apply.

For registered representatives only

Do I need a special license to sell the iShares Gold Trust?

A Series 7 license is required for representatives of broker/dealer firms for the solicitation, purchase and/or sale of shares of the Trust.

Am I required to send a Trust prospectus before a client may purchase Trust shares?

Yes. Under the 1933 Act, a grantor trust continuously offering shares mandates prospectus delivery rules similar to an ongoing IPO. Therefore, registered representatives should deliver a prospectus when they solicit clients to invest in the Trust in advance of the conversation. If a client places an order for the Trust, the broker has the responsibility to send the prospectus along with the trade confirmation. Registered representatives are encouraged to consult their firm’s legal and compliance departments for a complete understanding of relevant prospectus delivery responsibilities involving a continuous offering of shares.

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iShares Gold Trust tax

Is the tax treatment for the Trust any different from 1940 Act exchange traded funds?

Yes, the iShares Gold Trust is a grantor trust for US income tax purposes. Owners of the Trust are treated for US federal income tax purposes as if they owned a corresponding share of the assets of the Trust. Tax treatment is consistent with the ownership of a collectible rather than a traditional financial security. Under current law, gains from the sale of collectibles held over one year are taxed at a maximum rate of 28%. Tax rates for capital gains on sales of collectibles held one year or less are generally the same rates as those for ordinary income. The Trust sells gold to raise the funds needed to pay expenses incurred. To date, the only Trust expenses have been the sponsor’s fees, which equal 0.25% of the Trust’s net asset value per annum. The trustee is authorized to sell gold at such times and in the smallest amounts required to permit such payments as they come due. As a result of the recurring sales of gold necessary to pay Trust expenses, the net asset value of the Trust and, correspondingly, the fractional amount of gold represented by each share decreases over the life of the Trust, absent appreciation in the share price. Shareholders are required to include their pro rata share of Trust proceeds and expenses on their federal income tax return, which requires knowing the number of shares held and their adjusted cost basis on each allocation date (each time the Trust sold assets to raise cash for expenses). Shareholders receive a grantor trust letter/ statement through their broker/dealer containing all the information a shareholder needs to calculate their pro rata share of proceeds/ expenses. Investors should consult their tax professional with regard to their specific situation.

Does a shareholder receive a 1099 when he/she sells shares?

Yes. When an investor sells shares, he/she will receive a 1099 from his/her broker.

Does a shareholder receive a 1099 when the Trust sells gold to pay for expenses?

Possibly. Pursuant to a de-minimis exception in the tax regulations, there is no IRS requirement for brokers to report gross proceeds of gold sales to shareholders via 1099. These Trust transactions are summarized and made available on iShares.com. This information can be used by a shareholder to calculate his/her pro rata share of proceeds/expenses. However, certain brokers have elected to generate 1099 forms for gross proceeds and expenses, even though they are not required to do so. In any case, there is no adverse impact to shareholders. Even without 1099 reporting, the substantive rules regarding taxation of the shareholders require that they take into account all items of trust income (proceeds) and expense when preparing their individual income tax returns. Shareholders should read the prospectus and contact their own tax advisors with respect to all federal, state and local law considerations applicable to their investment in the funds.

May I hold the iShares Gold Trust in a 401(k) or IRA account?

Yes—the sponsor of the iShares Gold Trust has received a private letter ruling from the IRS concluding that the acquisition of shares in the iShares Gold Trust does not constitute an acquisition of a collectible within the meaning of Section 408(m) of the Internal Revenue Code of 1986 as amended (“Code”) by an IRA or an individually directed account maintained under a plan qualified under Section 401(a) of the Code, including a 401(k) plan.

What is the private letter ruling?

A private letter ruling (PLR) is a request by a taxpayer to the IRS to rule on a specific transaction. In the case of the iShares Gold Trust, the sponsor pursued a private letter ruling to clarify whether shares of iShares Gold Trust are deemed to be collectibles under Section 408(m) of the Internal Revenue Code when invested by US persons in certain retirement accounts. The general rule is that acquisition of a collectible by these types of investors constitutes a constructive distribution to the account owner if made before age 59 1/2. A constructive distribution triggers a 10% tax. While there is an exception from the early distribution penalty with respect to certain gold bullion holdings, the treatment of our Trust was not certain under these rules. Accordingly, counsel would not provide a clear opinion on the issue. The PLR removes uncertainty regarding this potential adverse treatment for taxpayers covered by the private letter ruling.

Who can rely on the private letter ruling?

The private letter ruling was issued to Barclays Global Investors International, Inc. (now known as BlackRock Asset Management International Inc.), on behalf of the shareholders of the Trust. This means that only shareholders or potential investors in the iShares Gold Trust can rely on this letter.

When is the letter effective?

The letter was effective immediately as of 7/12/07.

Where can investors find more information about the private letter ruling?

The tax section of the prospectus for the iShares Gold Trust includes language about the private letter ruling. As always, investors should consult their own tax advisors regarding the tax effects of investing in the Trust.

Where can I obtain tax information?

Tax information can be found in the prospectus under “United States Federal Income Tax Consequences.” See iShares.com for more detailed information on proceeds and expenses of the Trust.

6	Frequently Asked Questions about iShares Gold Trust

Appendix: Definitions

Allocated account:

An account in which the client’s metal is physically identified as his or hers.

Unallocated account:

Gold is held in unallocated form at a custodian when the person in whose name gold is held is entitled to receive delivery of gold, but that person has no ownership interest in any particular gold that the custodian maintaining the account owns or holds. Ownership of unallocated gold may expose the investor to custodian credit exposure.

COMEX Gold Standard:

Gold bars tendered for delivery can be cast in the form of either one bar or three one-kilogram bars. In either form, the gross weight of the bar or bars tendered for each contract must be within a 5% tolerance. The bars must assay at no less than 995 fineness (i.e., 99.5% pure gold). The weight, fineness, bar number and identifying stamp of the refiner must be clearly incised on each bar by the approved refiner.

COMEX pricing:

The COMEX daily settlement price for each gold futures contract is established by a subcommittee of COMEX Members shortly after the close of trading in New York. The spot settlement price is the average of the highest and lowest price of the trades for that contract month reported during the last one minute of trading prior to the close of the market.

Correlation:

Correlation measures the degree to which two variables (investments or indexes) will move at the same time for the same reason and in the same direction. If true, the variables have a correlation of 1. Most investments have correlations greater than 0 but less than 1. In other words, there is some movement of one investment relative to the movement of the other(s). When one attempts to diversify investment through asset allocation, one desires investments that move dissimilarly.

The London Bullion Market Association (LBMA):

The coordinator for activities conducted on behalf of its members and other participants in the London Bullion Market; it is the principal point of contact between the market and its regulators. The LBMA sets—or fixes—the London spot price of gold twice daily (the AM and PM fixes).

London Fixing Process:

Clients place orders either with one of the three fixing members, or with another bullion dealer, who is then in contact with a fixing member during the fixing. The fixing members net-off all orders when communicating their net interest at the fixing. The fix begins with the fixing chairman suggesting a “trying price,” reflecting the market price prevailing at the opening of the fix. This is relayed by the fixing members to their dealing rooms, which have direct communication with all interested parties. Any market participant may enter the fixing process at any time, or adjust or withdraw his order. The gold price is adjusted up or down until all the buy and sell orders are matched, at which time the price is declared fixed. All fixing orders are transacted on the basis of this fixed price, which is instantly relayed to the market through various media.

London Good Delivery Standards:

The specifications for weight, dimensions, fineness (or purity), identifying marks and appearance of gold bars as set forth in The Good Delivery Rules for Gold and Silver Bars published by the LBMA.

London Good Delivery Bar:

A good delivery bar for London should weigh between 350 and 430 ounces (gold content), of minimum purity 99.5%.

Troy ounce:

One troy ounce is equal to 1.0971428 ounces avoirdupois. Avoirdupois is the system of weights used in the United States and Great Britain for goods other than precious metals, gems and drugs. In that system, a pound has 16 ounces and an ounce has 16 drams.

Fine ounce:

An ounce of 100% pure gold. The number of fine ounces in a gold bar may be calculated by multiplying the gross weight in troy ounces by the fineness, expressed as a fraction of the fine metal content in parts per 1,000.

iShares Gold Trust (“Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are created to reflect the price of the gold held by the Trust, the market price of the shares will be as unpredictable as the price of gold has historically been. Additionally, shares of the Trust are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Trust are created to reflect, at any given time, the market price of gold owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

Following an investment in shares of the Trust, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of the shares. Among them: (i) Large sales by the official sector. A significant portion of the aggregate world gold holdings is owned by governments, central banks and related institutions. If one or more of these institutions decides to sell in amounts large enough to cause a decline in world gold prices, the price of the shares will be adversely affected. (ii) A significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the shares. (iii) A significant change in the attitude of speculators and investors towards gold. Should the speculative community take a negative view towards gold, it could cause a decline in world gold prices, negatively impacting the price of the shares.

The amount of gold represented by shares of the Trust will decrease over the life of the Trust due to sales necessary to pay the sponsor’s fee and Trust expenses. Without increase in the price of gold sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Trust will have limited duration. The liquidation of the Trust may occur at a time when the disposition of the Trust’s gold will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Trust will be adversely affected if gold owned by the Trust is lost or damaged in circumstances in which the Trust is not in a position to recover the corresponding loss. The Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by Trust losses that, if the Trust had been actively managed, it might have been possible to avoid.

Shares of the iShares Gold Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., or its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

BlackRock Asset Management International Inc. (“BAMII”) is the sponsor of the Trust. BlackRock Fund Distribution Company (“BFDC”), a subsidiary of BAMII, assists in the promotion of the Trust. BAMII is an affiliate of BlackRock, Inc.

Although shares of the iShares Gold Trust may be bought or sold on the exchange through any brokerage account, shares of the Trust are not redeemable from the Trust except in large aggregated units called Baskets.

“Commodity Exchange Inc.,” and “COMEX” are trademarks of Commodity Exchange, Inc., and have been licensed for use for certain purposes to BlackRock, Inc., and the iShares Gold Trust (the “Trust”). The Trust is not sponsored, endorsed, sold or promoted by Commodity Exchange, Inc., nor does Commodity Exchange, Inc., make any representation regarding the advisability of investing in the Trust.

BlackRock, Inc., and its affiliates do not provide tax advice. Please note that (i) any discussion of U.S. tax matters contained in this communication cannot be used by you for the purpose of avoiding tax penalties; (ii) this communication was written to support the promotion or marketing of the matters addressed herein; and (iii) you should seek advice based on your particular circumstances from an independent tax advisor.

©2010 BlackRock Institutional Trust Company, N.A. All rights reserved. iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. All other trademarks, servicemarks or registered trademarks are the property of their respective owners. 3003-23SY-8/10

Not FDIC Insured • No Bank Guarantee • May Lose Value

FOR MORE INFORMATION, VISIT WWW.iSHARES.COM OR CALL 1-800-474-2737